Sao Paulo-SP, August 22 2005.
SUAC-1725/2005.

COMISSAO DE VALORES MOBILIARIOS
Superintendencia de Relacoes com Empresas
Rio de Janeiro-RJ

Dear Sirs,

Reference:        BANCO ITAU HOLDING FINANCEIRA S.A.
                EXTRAORDINARY GENERAL MEETING OF AUGUST 22 2005
                -----------------------------------------------

1. Pursuant to the provisions of CVM Instruction 202/93, Article 17, subsection II, we are pleased to provide you with a summary of the decisions taken by the above-mentioned extraordinary general meeting:
a) the cancellation of 2,202,408 book entry shares issued by the company, held as treasury stock, being made up of 2,408 common and 2,200,000 preferred shares, with no reduction in the value of the capital stock;
b) the increasing of the limits for authorized capital from 200,000,000 to 2,000,000,000 book entry shares with no par value, being 1,000,000,000 common and 1,000,000,000 preferred shares;
c) the stock split in a ratio of 900% of the existing 113,294,129 shares making up the subscribed capital stock, including the proposed cancellation in item "a" above, total book entry shares increasing to 1,132,941,290 with no par value, being 605,963,420 common and 526,977,870 preferred shares, with no alteration in the monetary expression of the capital stock;
d) the alteration of the wording of Article 3 ("caption sentence" and 3.1) of the Bylaws to register the new quantities of shares resulting from the preceding items and the consequent adjustment in the value of the minimum annual dividend of R$ 0.55 per share to R$ 0.055 per share.

2. As a result of the stock split in item "c" above, the stockholders shall receive 9 (nine) new shares for each existing share of the same type currently held; the existing shares issued by Banco Itau Holding Financeira S.A. shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting's deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market.

3. The monthly interest on equity capital shall be adjusted at the same ratio as the stock split, that is, the payout changing from R$ 0.21 per share to R$ 0.021 per share, the new shares resulting from the stock split to enjoy full rights to any distribution of income which may be declared after August 22 2005.

4. Simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall be split as follows:
a) in the United States Market (NYSE), where currently every 2 (two) ADR's - American Depositary Receipts represent 1 (one) preferred share, the ADR's shall be split by a ratio of 400%, investors receiving 4 (four) new ADR's for each ADR held; as a result, each ADR shall represent l (one) preferred share;
b) in the Argentinean Market (BCBA), where currently each CEDEAR - Certificado de Deposito Argentino represents 1 (one) preferred share, the CEDEAR's shall be split by a ratio of 900%, investors receiving 9 (nine) new CEDEAR's for each CEDEAR held; as a result, each CEDEAR shall continue to represent 1
    (one) preferred share.

5. The respective minutes will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Article 17, subsection III, of the said Instruction.

Sincerely,
BANCO ITAU HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer
Copy to:
- THE SAO PAULO STOCK EXCHANGE
  Superintendencia Executiva de Operacoes
  Gerencia de Relacoes com Empresas (GRE)